Prospectus Supplement No. 18 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on January 20, 2015 (the “Form 8-K”). The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 18 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 18 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17 and this Prospectus Supplement No. 18, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on January 16, 2015 was $1.12 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending September 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 20, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 20, 2015

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 20, 2015, the Company (as defined below) announced that, effective as of the closing of the Merger (as defined below), Michael A. Metzger will cease to serve as an employee and officer of the Company and, effective from and after such time shall continue to provide advisory services to the Company in a consulting role.

Item 8.01	Other Events.

On Tuesday, January 20, 2015, Regado Biosciences, Inc. (the “Company”) held an investor conference call regarding the previously announced proposed transaction pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated January 14, 2015, by and among the Company, Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, fibrosis and inflammation, Landmark Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) and, solely with respect to Section 5.14 of the Merger Agreement, Brent Ahrens, as the agent of Tobira’s stockholders, pursuant to which the Merger Sub will be merged with and into Tobira (the “Merger”), with Tobira surviving the Merger as a wholly-owned subsidiary of the Company.

A copy of the transcript generated after the occurrence of this conference call is attached hereto as Exhibit 99.1 and incorporated herein by reference in its entirety.

Additional Information and Where to Find It

In connection with the Merger, the Company plans to file with the SEC a proxy statement of the Company, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the proxy statement and other filings containing information about the Company and Tobira may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.regadobiosciences.com under the heading “Investors / SEC Filings.”

The Company and Tobira and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Tobira’s stockholders in connection with the Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Transcript of Conference Call, dated January 20, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ Michael A. Metzger
Name:	Michael A. Metzger
Title:	Chief Executive Officer, President and Chief Operating Office

Date: January 20, 2015

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Transcript of Conference Call, dated January 20, 2015.

Exhibit 99.1

Event ID:

Event Name: [RGDO]- Regado Biosciences and Tobira Therapeutics Merger Agreement Conference Call

Event Date: 2015-01-20

Officers and Speakers

Michael Metzger; Regado Biosciences, Inc.; President & CEO

Laurent Fischer; Tobira Therapeutics; CEO

Analysts

Akiva Felt, Oppenheimer & Co.

Presentation

Operator: Good morning, and welcome to the Regado-Tobira conference call.

(Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to Michael Metzger, President and CEO of Regado. Please go ahead.

Michael Metzger: Good morning, and thank you for joining us today as we present the details of the proposed merger of Regado Biosciences and Tobira Therapeutics. If you’ve not already received it, you can access the press release at www.regadobio.com under the Investors tab. Also on today’s call are Don Elsey, Regado’s CFO; Dr. Laurent Fischer, Tobira’s Chairman and CEO; Chris Peetz, Tobira’s CFO; and Eric Lefebvre, Tobira’s Chief Medical Officer.

I remind you that we will be making forward-looking statements throughout the call. Any statement that we make today other than historical facts are forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations and involve certain risks and uncertainties.

Forward-looking statements include statements herein with respect to financial projections and estimates and their underlying assumptions, including, without limitation, projections relating to the Company’s cash balance at the end of its current fiscal period; the consummation of our recently announced merger with Tobira; whether our recently announced merger with Tobira will close; the continued service of the combined company’s key employees following the consummation of the merger; the ability of the combined company to raise needed capital; the success of our merger with Tobira, if consummated; the timing and success of the combined company’s development and commercialization of its anticipated product lines; and the availability of alternative therapies for the combined company’s target market.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Additional information regarding factors that could cause results to differ are available in the Risk Factors section of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2014 and in the Company’s other periodic filings with the SEC. Actual results may vary materially from these projections.

I also note that in connection with the merger Regado will be filing a Proxy Statement with the SEC. We encourage you to read it and the other relevant materials filed by Regado with the SEC, because these documents have or will have important information about the proposed transaction.

Last week we announced that we entered into a definitive agreement under which Tobira Therapeutics will merge with a wholly owned subsidiary of Regado in an all-stock transaction. The merger has been approved by the Board of Directors of both companies and is expected to create a publicly traded company focused on the development of innovative therapeutics for immune-inflammatory disorders with its lead Phase 2b program of immunomodulator cenicriviroc, or CVC, in nonalcoholic steatohepatitis, or NASH.

Upon closing, the parent company will be named Tobira Therapeutics, Inc., and will be under the leadership of Tobira’s CEO, Dr. Laurent Fischer. We expect the merger to close in the second quarter of 2015, subject to approval by a majority of Regado’s stockholders and certain of Tobira’s stockholders, review by the Securities and Exchange Commission and customary closing conditions. For additional information on Tobira we encourage you to review Tobira’s updated S-1 filing, which is available online at www.sec.gov.

Following an extensive and thorough review of Regado’s strategic alternatives, we believe the proposed merger with Tobira offers a tremendous opportunity to create significant value for our stockholders. This transaction is the culmination of a robust process conducted in partnership with our financial advisors, MTS and Cowen.

The team thoroughly evaluated the potential for more than 150 merger partners with extensive due diligence conducted in a large subset of these companies over the last few months. Through our investigation we came to believe Tobira’s lead drug, CVC, has the potential to achieve multibillion dollar sales as an important cornerstone therapy for the treatment of NASH, a rapidly growing disease estimated to affect three to five times more individuals than hepatitis C.

Because of the vast size of the market and underserved patient population — in fact, there are no approved treatments for NASH — the disease has recently become an area of intense investor interest, as evidenced by the value created by the other peer clinical-stage companies in this space. It is also an area of keen strategic interest, as shown by the recent acquisition by Gilead of Phenex’s early NASH program for nearly $500 million.

With CVC’s ideal product profile for NASH and several important upcoming clinical milestones, we expect that the value of CVC should build substantially as we explore the potential of this drug in multiple studies and progress toward the primary endpoint of the Phase 2b CENTAUR study. Further, we expect the merger will benefit from the combined board and team’s clinical, commercial and transactional experience, which will help accelerate the growth of the business and allow for efficient execution of the development plan in NASH.

In addition to the merger, we announced a concurrent financing to which the current Tobira investor syndicate has committed $22 million to go along with the roughly $38 million to $40 million in cash expected from Regado at closing. This financing will close either before, simultaneously with or immediately following the merger.

All of Tobira’s preferred stock investors, including Domain Associates, Novo Ventures, Frazier Healthcare, Montreux Equity Partners and Canaan Partners, have committed to participate in the financing. Total cash balance at the close of the transaction is expected to be approximately $60 million. The merger agreement also allows upon the agreement of the parties and the consent of Regado’s stockholders to the issuance of the shares in the financing for the financing to be expanded up to $40 million, which could result in an estimated cash balance at closing of up to $80 million.

Following completion of the merger, current Regado stockholders will own approximately 32% of the Company, and current Tobira stockholders will own approximately 68% of the Company. This is on a pro forma basis prior to the financing transaction and based upon the number of shares of Regado common stock to be issued in the merger. The final number of shares will be subject to adjustments at closing based on cash balance and other factors. In connection with the merger, Regado plans to effect a reverse stock split to increase its trading price above the minimum requirements needed to remain listed with NASDAQ.

As stated previously, following the merger the Company will be led by Dr. Laurent Fischer, the current Chairman and CEO of Tobira. All employees of Tobira will remain with the merged company, and transition planning for the handful of remaining Regado employees is being finalized.

Upon closing of the merger I will be leaving the Company but expect to continue my affiliation with Tobira as a strategic advisor. Dennis Podlesak, the current Chairman of Regado, will become Chairman of the Board of the merged company. The Board of Directors will be comprised of nine representatives from both existing Tobira and Regado companies, and the corporate headquarters will be in South San Francisco.

With that I will pass the microphone along to Dr. Laurent Fischer for comments on the merger and Tobira’s exciting NASH program.

Laurent Fischer: Thank you, Michael, and good morning to everyone on the call.

We’re excited about the merger with Regado because it provides Tobira with an immediate public listing and access to the capital required to build a leading NASH company. We’re also very pleased that the Tobira syndicate of investors is electing to increase their ownership and that many new investors are already expressing their strong interest in the story.

Our team at Tobira has been actively pursuing strategies to access the resources necessary to advance our lead product candidate, cenicriviroc, for the treatment of patients with NASH and liver fibrosis. And compared to an IPO, we believe the reverse merger with Regado presents for us a lower risk strategy to finance our clinical programs. Furthermore, this merger allows us to fully fund our Phase 2b program and provides for a valuation within the range presented on our S-1.

Over the next two years we will conduct multiple clinical and preclinical studies that will investigate the full potential of cenicriviroc as a cornerstone for the treatment of NASH and liver fibrosis, including the ongoing global Phase 2b CENTAUR study in patients with NASH and liver fibrosis. NASH is a very serious condition that affects 3% to 5% of the US population and is a complication of the obesity epidemic, in particular in patients with type 2 diabetes and metabolic syndrome, which leads to an increased risk of progression to liver cirrhosis as well as liver cancer.

NASH is expected to become the leading cause of liver transplant in the United States by the year 2020, and patients with both NASH and liver fibrosis are even at a greater risk for progressive disease, and these are the exact patients we are currently enrolling in the CENTAUR Phase 2b study, as they have a very high unmet need for safe and effective therapy. Currently, as you may know, there are no approved therapies for NASH, and cenicriviroc has received fast track designation by the US Food and Drug Administration for the development in NASH patients with liver fibrosis.

We believe that cenicriviroc has an ideal drug profile to become a cornerstone in the treatment of NASH. CVC is an oral, long-acting, once-daily, first-in-class dual CCR2 and CCR5 inhibitor with potential activity in treating inflammation, fibrosis as well as HIV-1. Cenicriviroc has been evaluated in approximately 580 subjects in completed Phase 1 and 2 studies, which have demonstrated cenicriviroc’s well-established safety and tolerability profile in various patient populations, including in patients who have liver cirrhosis.

Additionally, improvements in markers for inflammation and fibrosis have also been observed in multiple preclinical and clinical studies, providing further mechanistic support for its potential to provide a benefit in patients with NASH. We believe there are no other product candidates in development for NASH that directly target the immuno-inflammatory pathways that are responsible for the development of fibrosis. Furthermore, we expect that the eventual management of NASH will include multi-targeted combination treatment strategies, very much in the same manner that type 2 diabetes, HIV or hepatitis C are currently treated.

In the near term, we will focus on CENTAUR study enrollment, which is expected to be complete in the second quarter of this year. This Phase 2 study — Phase 2b study of cenicriviroc in 252 patients with NASH and liver fibrosis is expected to reach its primary endpoint in the second quarter of 2016. We estimate that the proposed merger and financing will provide us with a cash runway into the second half of 2017, a year later.

In addition, the strong balance sheet we expect at the closing of this transaction will also allow us to expand our NASH program with additional studies of CVC in subjects with prediabetes and suspected nonalcoholic fatty liver disease, or NAFLD, as well as in multiple combination settings. These studies will help position cenicriviroc as a cornerstone therapy for the treatment of this chronic disease.

In our first step to build the profile of CVC in NASH, we are happy to announce that yesterday we dosed the first patient in a safety and pharmacokinetic study of cenicriviroc in combination with pioglitazone, an oral antidiabetic drug that has been studied in NASH. We are also initiating preclinical studies that will evaluate cenicriviroc in combination with investigational agents in a mouse model of NASH. We also expect to announce and present data from several studies of cenicriviroc over the next 24 months as we expand the lead program in a comprehensive manner starting at the International Liver Congress 2015 in Vienna, also known as the EASL meeting, for which we have submitted several abstracts.

In addition, we believe that CVC may have potential in other immuno-inflammatory or fibrotic diseases, such as diabetic nephropathy. Our longer term objective is to capitalize on our management team’s extensive experience in drug development and commercialization to build a company with products that address unmet medical needs in liver, immuno-inflammatory and fibrotic diseases.

Between myself and the other members of the Tobira management team, we have developed and brought to market over one dozen products for the treatment of liver disease, HIV infection, cancer, as well as other diseases. With cenicriviroc as our lead, a highly differentiated asset and the depth and breadth of the expertise of the leadership team and our long-term investors, we believe that Tobira has a solid foundation to successfully achieve this vision.

With that I will return the microphone to Michael to facilitate the Q&A portion for our call.

Michael Metzger: Thanks, Laurent.

We believe the proposed merger with Tobira offers the prospect of strong returns for our Regado stockholders. We expect Tobira to be the next breakout company in NASH based on the best-in-class profile and potential of their lead drug CVC in a swiftly developing, extremely large market.

The merged company will be significantly advantaged by the extensive clinical development, commercial and transaction experience of the combined board and Tobira’s management team. We are optimistic that the strength of the leadership team, coupled with the Regado cash, will contribute — Regado cash contributed to the merger along with new investor proceeds, will enable CVC to reach significant value inflections as the NASH program advances.

That concludes our prepared remarks for today, and now we will take your questions.

Questions & Answers

Operator: (Operator Instructions)

And our first question is from Akiva Felt, of Oppenheimer. Please go ahead.

Akiva Felt: Hi, Laurent. Good morning. Thanks for taking the question. Could you maybe walk us through the rationale for the PK safety study with pioglitazone that it sounds like just got underway?

Laurent Fischer: Sure. Thanks for the question, Akiva. We believe that the treatment of NASH will include multiple drugs in the future, and we understand that pioglitazone, which is an oral antidiabetic, has been studied in NASH and is used to some degree in NASH, so we think it’s important to establish PK and safety with agents that are or will be used for the treatment of NASH, and that’s the first step in that direction.

Akiva Felt: Okay. And then when you’re thinking about exploring some combination studies, at least in the mouse model, with development-stage candidates, are there certain mechanisms or approaches that you think would be best suited for exploring with cenicriviroc?

Laurent Fischer: I think that’s an excellent question. As I mentioned in the call, we believe that cenicriviroc is the only drug that targets directly immuno-inflammation and fibrosis and has the potential to be a cornerstone of therapy, and we’re looking at other drugs that target metabolic pathways, so like earlier in the cascade from NAFLD to Nash that could be of interest. Of course, depot and FXR agonists are two classes that are currently evaluated and have demonstrated some activity, so those will be part of the ones we’ll be exploring. There are others, as well.

Akiva Felt: Okay. That’s helpful. Thanks.

Operator: And this concludes our question-and-answer session. I’d like to turn the conference back over to Michael Metzger for any closing remarks.

Michael Metzger: Thanks very much, and thanks again to all of you for joining us on our call today and for your support of Regado over the years. We look forward to updating you in the months ahead. Thank you, and have a good day.

Operator: Our conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.